January 24, 2006
REGI U.S., INC. / REG TECHNOLOGIES INC. CONFIRM SEVERAL SUCCESSFUL COMBUSTION TESTS COMPLETED ON THE NEW VERSION OF THE RAND CAM™ ENGINE

For Immediate Release: January 24, 2006. Vancouver, BC - REGI U.S., Inc. (OTC BB: RGUS, Berlin Stock Exchange: RGJ)/Reg Technologies, Inc. (TSX Venture Exchange: RRE, OTC BB: REGRF) have completed several continuous successful combustion tests at 245 RPM on the new version of the Rand Cam™ engine.

Shane Kabish, the Company's rotary engine specialist, conducted several spin tests initially up to 800 RPM on the new modified version of the Rand Cam™ engine. An insignificant amount of wear on the engine has been confirmed during the months of December 2005, and January 2006.

On January 20, 2006, several continuous successful combustion tests were completed and documented on video tape. These combustion tests will be available on the Company's web site www.regtech.com shortly.

John Robertson, President of REGI U.S., Inc./Reg Technologies, Inc., wishes to congratulate Shane Kabish and Brian Cherry, the co-inventor of the Rand Cam™ engine, for a job well done in designing and completing the correct modifications for the successful test results of the new version of the Rand Cam™ engine.

Negotiations with several potential corporate users have commenced with a goal of commercializing the Rand Cam™ technology through license agreements.

ABOUT REG TECHNOLOGIES, INC. / REGI U.S., INC.
REGI U.S., Inc. owns the U.S. rights and the parent company Reg Technologies Inc. owns the worldwide rights to the Rand Cam™ rotary technology. The engine is a light weight rotary engine that has only two moving parts: the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine. This revolutionary design makes it possible to produce a total of 24 continuous power impulses per one rotation that is vibration -free and extremely quiet. The Rand Cam™ engine also has multi-fuel capabilities and is able to operate using fuels including natural gas, hydrogen, propane and diesel. Reg Technologies Inc., together with REGI U.S., Inc., is in the process of testing a Rand Cam™ diesel engine for a generator application for hybrid electric cars and for unmanned aerial applications for the U.S. military. For more information please visit www.regtech.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson
President

Contacts:
Regi U.S., Inc
John Robertson, 1-800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Statements in this press release regarding Reg Technologies/REGI's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including the impact of competitive products and pricing, the need to raise additional capital, uncertain markets for the Company's products and services, the Company's dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Company or develop or license other functionally equivalent technologies.